SECURITIES AND EXCHANGE COMMISSION

     WASHINGTON, D.C. 20549

---------------------------------

In the Matter of
                                          CERTIFICATE
New Century Energies, Inc.
                                               OF
File No.  70-9007
                                          NOTIFICATION
(Public Utility Holding Company
Act of 1935)

----------------------------------

         This Certificate of Notification is filed by New Century Energies, Inc. ("NCE"), a Delaware corporation, pursuant to Rule 24. Such filing is made in connection with NCE's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the order of the Securities and Exchange Commission (the "Commission") dated August 1, 1997 in the above-referenced file (the "Order"). The Order directed that NCE will file with the Commission certificates pursuant to Rule 24 on a quarterly basis and within 90 days after the end of the last calendar quarter. As a certificate for the third quarter of 1997 was not filed, this certificate reports transactions from August 1, 1997 to December 31, 1997.

1.)  NCE common stock - New Issue
     NCE issued 5,900,000 shares of common stock, par value $.01 on December 10, 1997 ("Common Stock"). On December 10, 1997, the purchase price of the Common Stock was $42.75 per share and the market price of the Common Stock was $45.00 per share.

2.) NCE common stock - dividend reinvestment plan and employee benefit plans NCE issued 331,048 shares under its dividend reinvestment plan and 49,284 shares under its employee benefit plans.

3.)  Guarantees issued
     The following guarantees were issued.


Name of Parent               Name of Subsidiary          Amount            Terms            Purpose
---------------------------- --------------------------- ----------------- ---------------- ----------------------------
NC Enterprises, Inc.         New Century-                $10,000,000       Life of          Guaranty performance under
                             Cadence, Inc                                  Operating        Operating Agreement
                                                                           Agreement

NCE                          e prime inc., Texas-Ohio    $ 5,000,000       Expires          Guaranty energy purchases
                             Gas, Inc.                                       12/1/98        and financial contracts

NCE                          e prime inc., Texas-Ohio    $ 3,000,000       Continuing       Guaranty energy purchases
                             Gas, Inc.                                                      and financial contracts

e prime, inc.                Texas-Ohio Gas, Inc.        $ 4,000,000       Expires          Guaranty energy purchases
                                                                             12/1/98

e prime, inc.                Texas-Ohio Gas, Inc.        $   500,000       Continuing       Guaranty energy purchases

e prime, inc.                Texas-Ohio Gas, Inc.        $   700,000       Expires          Guaranty energy purchases
                                                                             12/31/98


4.)  Short term debt issued

     NCE issues and repays short term debt on an on-going basis. As of December 31, 1997, NCE had $97,500,000 in short term debt outstanding at a weighted average cost of 6.11% and maturities ranging from January 15, 1998 through January 23, 1998.

5.)  Financings  consummated by any Utility  Subsidiary not exempt under Rule 52
     None

6.)  Financings  consummated  by Nonutility  Subsidiary not exempt under Rule 52
     None

7.)  Forms U-6B-2 filed with the Commission
     During the reporting period, the following Form U-6B-2 was filed:

                  Filing Entity                      Date
                  New Century Energies, Inc.         December 11, 1997

8.)  Balance Sheets
     The consolidated balance sheet of NCE as of December 31, 1997 is incorporated by reference. Such balance sheet was filed with NCE's Form 10-K for December 31, 1997 (file number 1-12927).

     The consolidated and stand alone balance sheets of e prime, inc. as of December 31, 1997 are attached as Exhibit A.

     The consolidated and stand alone balance sheets of NC Enterprises, Inc. as of December 31, 1997 are attached as Exhibit B.

9.)  Registration Statements
     None


Note: In the course of preparing this certificate, NCE became aware that a Form U-6B-2 should have been filed for two financings by Quixx Corporation. NCE is currently preparing such filing.


                                                  New Century Energies, Inc.


         Dated:  March 31, 1998                   By  /s/ James D. Steinhilper
                                                      ------------------------
                                                          James D. Steinhilper
                                                          Treasurer

                                                                       Exhibit A
                                                                     Page 1 of 2


                         E PRIME, INC. AND SUBSIDIARIES
                      Unaudited Consolidated Balance Sheet
                             (Thousands of Dollars)
                                December 31, 1997

                                     ASSETS


 Property, plant and equipment, at cost                                  $4,403
     Less:  accumulated depreciation                                       (550)
                                                                     ----------
          Total property, plant and equipment                             3,853

Ivestments, at cost                                                       9,690

Current assets:
     Cash and temporary cash investments                                  6,175
     Accounts receivable                                                 37,752
     Materials and supplies, at average cost                                495
     Prepaid expenses and other                                             257
                                                                     ----------
          Total current assets                                           44,679

Intangibles and other assets                                             15,258
                                                                     ----------
Total assets                                                            $73,480
                                                                     ==========


                             CAPITAL AND LIABILITIES

 Common stock                                                           $27,199
 Retained earnings (deficit)                                             (6,110)
                                                                     ----------
      Total common equity                                                21,089

Long-term debt                                                              180

Current liabilities:
     Notes payable and commercial paper                                   9,500
     Long-term debt due within one year                                     102
     Accounts payable                                                    31,181
     Customers' deposits                                                    351
     Accrued taxes                                                          824
     Other                                                                4,067
                                                                    -----------
          Total current liabilities                                      46,025

Accumulated deferred income taxes                                         6,186
                                                                    ===========
Total capital and liablities                                            $73,480
                                                                    ============

                                                                       Exhibit A
                                                                     Page 2 of 2

                                  E PRIME, INC.
                      Unaudited Balance Sheet - Stand Alone
                             (Thousands of Dollars)
                                December 31, 1997

                                     ASSETS


 Property, plant and equipment, at cost                                  $1,967
     Less:  accumulated depreciation                                       (318)
                                                                    -----------
          Total property, plant and equipment                             1,649

Investments, at cost                                                     20,172

Current assets:
     Cash and temporary cash investments                                  2,709
     Accounts receivable                                                 13,688
     Prepaid expenses and other                                           7,661
                                                                    -----------
          Total current assets                                           24,058

Other assets                                                                462
                                                                    -----------
Total assets                                                            $46,341
                                                                    ===========


                             CAPITAL AND LIABILITIES

 Common stock                                                           $27,199
 Retained earnings (deficit)                                             (6,110)
                                                                   ------------
      Total common equity                                                21,089

Long-term debt                                                              180

Current liabilities:
     Notes payable and commercial paper                                   9,500
     Long-term debt due within one year                                     102
     Accounts payable                                                     9,778
     Accrued taxes                                                          320
     Other                                                                5,317
                                                                   ------------
          Total current liabilities                                      25,017

Accumulated deferred income taxes                                            55
                                                                   ============
Total capital and liablities                                            $46,341
                                                                   ============

                                                                       Exhibit B
                                                                     Page 1 of 2

                              NC Enterprises, Inc.
                      Unaudited Consolidated Balance Sheet
                             (Thousands of Dollars)
                                December 31, 1997

                                   Assets
     Property, plant and equipment at cost                              $47,379
     Less:  accumulated depreciation                                     18,949
                                                                  -------------
     Net plant                                                           28,430
     Construction work in progress                                          354
                                                                  -------------
        Total property, plant and equipment                              28,784
                                                                  -------------
     Total investments                                                   30,871
     Cash and temporary cash investments                                 27,449
     Accounts receivable                                                 63,512
     Notes receivable from associated companies                          37,116
     Materials and supplies                                               3,260
     Prepaid expenses and other                                           6,987
                                                                  -------------
         Total current assets                                           138,324
                                                                  -------------

         Total deferred debits                                           19,461
                                                                  -------------
        Total assets                                                   $217,440
                                                                  =============



                          Capital and liabilities
     Common stock                                                       $31,366
     Retained earnings (deficit)                                         (6,824)
                                                                   ------------
        Total common equity                                              24,542
     Long-term debt                                                         219
                                                                   ------------
        Total capital                                                    24,761
                                                                   ------------

     Noncurrent liabilities                                                 146

     Notes payable to associated companies                              130,536
     Long term debt due within one year                                     136
     Accounts payable                                                    47,855
     Customer deposits                                                      362
     Accrued taxes                                                       (1,439)
     Other                                                                6,032
                                                                  -------------
        Total current liabilities                                       183,482
                                                                  -------------

     Accumulated deferred income taxes                                    8,591
     Other                                                                  460
                                                                  -------------
        Total deferred credits                                            9,051
                                                                  -------------
                                                                  =============
        Total capital and liabilities                                  $217,440
                                                                  =============

                                                                       Exhibit B
                                                                     Page 2 of 2

                              NC Enterprises, Inc.
                      Unaudited Balance Sheet - Stand Alone
                             (Thousands of Dollars)
                                December 31, 1997

                                   Assets

     Investments in subsidiaries                                       $146,873

     Accounts receivable - affiliates                                     1,394

                                                                _______________
        Total assets                                                   $148,267
                                                                ===============

                          Capital and liabilities

     Common stock                                                       $31,366
     Retained earnings (deficit)                                         (6,824)
                                                                _______________
        Total common equity                                              24,542

     Notes payable - affiliates                                         119,036

     Accounts payable - affiliates                                        4,775

     Other                                                                  (86)
                                                               ________________
        Total capital and liabilities                                  $148,267
                                                               ================